

May 31, 2019

<u>Via E-Mail</u>

Kai E. Liekefett
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

> **Re:** **Texas Pacific Land Trust Inc.**
> **DEFA14A filed May 22, 2019**
> **DEFA14A filed May 23, 2019**
> **File No. 1-00737**

Dear Mr. Liekefett:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has the following comment on the filings listed above:

DEFA14A filed May 22, 2019 – Letter to Shareholders

1. We note your disclosure in the Letter to Shareholders and other filings made last week that you have postponed the special meeting initially set for May 22, 2019 (which you had stated was to be convened, adjourned and reconvened on June 6, 2019). Your filings state that the meeting is postponed indefinitely, pending resolution of the claims and issues in the litigation you filed against Mr. Oliver and his affiliates. Please provide your analysis, with a view to additional disclosure to inform shareholders of the status of proxies granted to you, as to the validity of the proxies you previously solicited for General Cook. Your analysis should state whether you intend to use the proxies you previously solicited. If so, your discussion should site relevant authority under the proxy rules and applicable state law that permits you to do so.

Please respond to the above comment promptly. Direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions